Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13844
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

On June 2, 2009, Cameron International Corporation sent the following email to its employees.

Dear Fellow Employees:

We are pleased to announce that Cameron has entered into an agreement that will combine Cameron’s Petreco Process Systems division with NATCO, whose headquarters are based in Houston.  NATCO is a leading provider of process equipment, systems and services to the worldwide oil and gas markets with approximately 2,400 employees.

NATCO brings a rich portfolio of process and separation technology as well as a strategically positioned manufacturing and distribution/service network, along with a very talented workforce. Combined with the quality of our expert knowledge, we will create a leading industry provider of process and separation solutions to worldwide markets.

Once the merger is finalized, this new division will be incorporated into Cameron’s Drilling & Production Systems (DPS) group, which comprises: Drilling Systems, Surface Systems, Subsea Flow Control, and Petreco Process Systems divisions.

Subject to regulatory and NATCO shareholder approvals, we expect to close the deal during the third quarter of this year. During this period of time, there are specific limitations on information that can be shared across both companies; however, as we work through this timeline, we do intend to provide general information to update both NATCO and Cameron employees.

Over the next few weeks, Cameron representatives will be visiting NATCO locations to provide general information on Cameron. A merger website has been created to provide the latest merger information to both NATCO and Cameron employees, and also provide individuals the ability to post merger-related questions.  You can access the website at www.welcometocameron.com.

As we go through this process, as with any change, we recognize that it raises a lot of questions from all employees. We are sensitive to the fact that it may take some time before answers are available. We plan to keep communication channels open and will use the questions posted on line to update the Frequently Asked Questions document on a periodic basis.

We are very excited with the capabilities that this new venture will create for both Cameron and NATCO employees as we look forward to the future challenges for our Industry. Working with leading edge technologies with diverse product offerings that can serve a broad base of customers all over the world is going to be rewarding for all.

Regards,

Jack B. Moore, President and Chief Executive Officer

John D. Carne, President, Drilling & Production Systems

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron will file with the SEC a Registration Statement on Form S-4 and NATCO will file a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the S-4 and proxy statement (when available) and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov. The S-4 and proxy statement (when it is available) and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO using the contact information above.